Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

This FAQ was made available on January 16, 2019 to certain members of Fiserv, Inc.’s management and investor relations department.

Frequently Asked Questions: Master Document

Direct all media inquiries to Britt Zarling, VP, Corporate Communications, +1 414-526-3107, britt.zarling@Fiserv.com

Direct all investor inquiries to Tiffany Willis, VP, Investor Relations, +1 678-375-4643, tiffany.willis@Fiserv.com

Target Audience: The messages in this section can be shared via verbal conversations with a broad audience of associates and clients from Fiserv

General Questions

The messages in this section can be shared via verbal conversations with a broad audience of associates and clients from Fiserv and First Data.

What was announced?

On January 16, 2019, Fiserv entered into an agreement to acquire First Data in an all-stock transaction to create a global leader in payments and fintech. The transaction unites two premier companies to create one of the world’s leading payments and financial technology providers and an enhanced value proposition for clients. This combination will create a differentiated financial services platform and enable greater optionality to serve all clients with excellence in the evolving payments landscape.

Why has Fiserv made this acquisition?

Fiserv has long admired First Data for its leading capabilities in merchant acquiring and global issuing services, which complement our existing business and enable an enhanced value proposition for our clients and their customers. With First Data, we will increase our scale and expand our global reach and presence, as well as provide clients with an expanded set of capabilities.

Who is First Data?

First Data is a global leader in commerce-enabling technology, serving approximately 6 million business locations and 4,000 financial institutions in more than 100 countries around the world. Like Fiserv, First Data is a client-focused, global company providing best-in-class technology solutions that help merchants and financial institutions grow their businesses. Visit First Data’s website, www.firstdata.com, to learn more about the company.

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Who is Fiserv?

Fiserv, Inc. (NASDAQ: FISV) enables clients worldwide to create and deliver financial services experiences in step with the way people live and work today. For 35 years, Fiserv has been a trusted leader in financial services technology, helping clients achieve best-in-class results by driving quality and innovation in payments, processing services, risk and compliance, customer and channel management, and insights and optimization. Fiserv is a member of the FORTUNE® 500 and has been named among the FORTUNE Magazine World’s Most Admired Companies® for five consecutive years, recognized for strength of business model and innovation leadership. Visit Fiserv.com and follow on social media for more information and the latest company news.

How many clients does First Data serve?

First Data serves more than six million merchant locations, thousands of card issuers and millions of consumers in hundreds of countries worldwide.

How many clients does Fiserv serve?

Fiserv serves more than 12,000 clients worldwide.

How many people does First Data employ?

First Data has more than 21,000 employees located in offices around the world.

How many people does Fiserv employ?

Fiserv has nearly 24,000 associates globally.

Where is First Data based?

First Data is headquartered in Atlanta, Georgia with executive offices in New York City.

Where is Fiserv based?

Fiserv is headquartered in Brookfield, Wisconsin.

Will Fiserv gain any new products, solutions or services as a part of this acquisition?

With this transaction, Fiserv will be better positioned to offer a broader suite of high-value client solutions with an even more extensive range of end-to-end capabilities. We will have one of the largest and broadest merchant services platforms in the world, including deep experience in partnering with financial institutions, comprehensive distribution channels and capabilities such as e-commerce, integrated payments and cloud-based, point-of-sale-solutions. Fiserv will also meaningfully expand its issuer processing capabilities across credit, debit, risk and network services.

How does this acquisition fit into the Fiserv strategy?

Fiserv is always looking for ways to benefit clients as one of the go-to Payments and Biller platform. We believe this combination is the next step in advancing our ability to redefine the way we manage and move money and information for our clients and their customers and will result in many exciting new opportunities for the company.

This transaction unites two premier financial technology and payments companies to create one of the world’s leading payments technology providers to drive long-term success and value for our clients.

We will create a five-year investment program aimed at continued innovation in new and existing technologies, including data-focused solutions, digital enablement, risk management, and enriched billing and commerce to create additional differentiation.

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What are the financial terms of this agreement?

Under the terms of the agreement, First Data stockholders will receive a fixed exchange ratio of 0.303 Fiserv shares for each share of First Data common stock they own. This represents $22.74 per share, or a premium of 29%, based on the five-day volume weighted average price of Fiserv stock as of January 15, 2019.

Following the close of the transaction, Fiserv shareholders will own 57.5% of the combined company, and First Data stockholders will own approximately 42.5%, on a fully diluted basis.

In connection with the transaction, Fiserv will refinance approximately $17.2 billion of First Data’s debt. Fiserv anticipates having a capital structure, balance sheet and financial policies consistent with investment-grade credit metrics.

When does the transaction close?

We expect the transaction to close during the second half of 2019, subject to customary closing conditions and regulatory approvals, including the approval of shareholders of both companies. Both companies will continue to operate separately until the transaction is complete.

What are the plans to integrate the two companies?

There are many reasons to be excited about this announcement, yet until the transaction closes, Fiserv and First Data will continue to operate as independent companies.

Our teams have a strong track record of successfully integrating companies and, when the time comes, we will apply our collective experience to successfully integrate Fiserv and First Data, as we each maintain a focus on serving clients with excellence.

What is the name, leadership and headquarters of the combined company?

The combined company will maintain the Fiserv name and brand and be headquartered in Wisconsin, as well as maintain a principle executive office in New York. We remain committed to numerous communities in which we operate around the world. The combined company will be led by an experienced board and leadership team that leverages the strengths and capabilities of both companies.

Fiserv President and CEO Jeff Yabuki will serve as Chief Executive Officer and Chairman of the board of the combined company. Frank Bisignano, First Data Chairman and Chief Executive Officer, will become President and Chief Operating Officer, and will serve as a director on the board of the combined company.

Will there be other changes to the Fiserv senior executive team?

Until the transaction closes, we will continue to operate as independent companies. That said, integration planning is beginning immediately, and our teams have a strong track record of successfully integrating companies. Please keep in mind that we are in the early stages of the process and it is therefore premature to discuss any role changes. As we can share more information with you, we will.

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Associate Questions

The messages in this section can be shared via verbal conversations with associates from Fiserv.

What does this mean for associates?

The combination of Fiserv and First Data is the next step in advancing our ability to redefine the way we manage and move money for our clients and their customers and will result in many exciting new opportunities for the company. For example, we will create a five-year investment program aimed at continued innovation in new and existing solutions to create additional value for clients.

Please keep in mind that we are in the early stages of this process. In the meantime, it is important to remember that Fiserv and First Data will continue to operate as independent companies. We need you to remain focused on providing our clients with the high-level service and quality solutions that they have come to expect from us.

Are the Fiserv and First Data cultures compatible?

We believe Fiserv and First Data cultures are highly complementary. Like Fiserv, First Data is a client-focused, global company providing best-in-class technology solutions that help merchants and financial institutions grow their businesses.

With the integration of First Data, we will be better positioned to offer a broader suite of high-value client solutions with an even more extensive range of end-to-end capabilities.

How will this affect me?

Many associates are wondering about the new organization, their benefits and other aspects of this acquisition that may affect them professionally and personally. One of the things to keep in mind is that until the transaction closes, we will continue to operate as independent companies, so there should be minimal, if any, impacts to you during the post-announcement period. That said, integration planning is beginning immediately, and our teams have a strong track record of successfully integrating companies. Answers to many of your questions will be formulated during that process. We plan to leverage our collective experience to maintain a strong workforce and determine the best organizational structure for the combined entity. With any combination of this size and magnitude, we expect there will be some overlap in job functions and responsibilities. Please keep in mind that we are in the early stages of the process and it is therefore premature to discuss any role changes. As we can share more information with you, we will; but you should know that many answers to questions you may have won’t be available until after the transaction is closed.

Will this transaction impact my office location?

There are many reasons to be excited about this announcement, yet until the transaction closes, Fiserv and First Data will continue to operate as independent companies. Fiserv and First Data continue to remain committed to numerous communities in which we operate around the world.

Will there be changes to associate compensation, benefits and plans?

Until the transaction closes, Fiserv and First Data will continue to operate as independent companies and we anticipate no changes to our health and welfare benefits through 2019.

Benefits and compensation of the combined company will continue to be comprehensive and competitive; however, it is early in the process and more details with respect to future compensation and benefits will be determined and communicated to you as they are finalized.

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How soon can Fiserv associates interact with First Data associates?

There are many reasons to be excited about this announcement, yet until the transaction closes, Fiserv and First Data will continue to operate as independent companies. Fiserv and First Data associates should not engage with each other unless directed to do so as part of the integration planning effort.

What do I do if I’m asked about the transaction by an external party?

Consistent with the Fiserv media policy, direct all media inquiries to Britt Zarling, VP, Corporate Communications, +1 414-526-3107, britt.zarling@fiserv.com. Direct all investor inquiries to Tiffany Willis, VP, Investor Relations, +1 678-375-4643, tiffany.willis@fiserv.com.

Who do I contact with additional questions?

If you have any additional questions, please email corpcommunications@fiserv.com.

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Client Questions

The messages in this section can be shared via verbal conversations with clients from Fiserv.

What does this announcement mean for our clients?

Fiserv is always looking for ways to benefit clients as one of the go-to Payments and Biller platform.

Like Fiserv, First Data is a client-focused, global, company providing best-in-class technology solutions that help merchants and financial institutions grow their businesses. With this transaction, we will be better positioned to offer a broader suite of high-value solutions with an even more extensive range of end-to-end capabilities.

The combination provides Fiserv with one of the largest and broadest merchant services platforms in the world, including deep experience in partnering with financial institutions, comprehensive distribution channels, and leading technology capabilities such as e-commerce, integrated payments and cloud-based point-of-sale solutions. In addition, Fiserv will expand its issuer processing capabilities across credit, debit, risk and network services. These solutions, together with our leading account processing, digital, DDA-based payment and biller solutions will create a world-class, differentiated platform to serve its clients across the rapidly changing payments landscape.

How are Fiserv and First Data notifying their existing clients and industry partners about this transaction?

The comprehensive outreach plan includes emails tailored to various client segments and targeted communication to other industry stakeholders as necessary.

How does this announcement impact me, as a client of Fiserv or First Data?

All contracts remain in place and your day-to-day contact will be the same. We do not expect this transaction to impact day-to-day business operations or engagement with you

I’m currently in the RFP process working with both Fiserv and First Data. What does this mean to me?

Prior to closing, you should continue to work with Fiserv and First Data as separate and independent companies regarding your business needs.

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Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

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The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.

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